COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

	For the three months ended March 31,
	2002	2001

EARNINGS
Pre-tax loss	$(26,585)	$(2,549)
Fixed charges	896	2,499

Total	$(25,689)	$(50)

FIXED CHARGES
Interest expense and amortization of debt discount
and premium on all indebtedness	$527	$2,195
Interest portion of rental expenses	369	304

Total fixed charges	$896	$2,499

Ratio of earnings to fixed charges	(a)	(a)

(a) Earnings were insufficient to cover fixed charges by $26.6 million and $2.5 million in 2002 and 2001, respectively.